UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
18538Q 105
(CUSIP Number)
Broady R. Hodder
Senior Vice President and General Counsel
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies To:
J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE
Clearwire Corporation (the “Company”) filed a Definitive Information Statement on April 4, 2011 (the “Information Statement”) with the Securities and Exchange Commission (“SEC”), relating to action taken by written consent of the Company’s stockholders on February 2, 2011 (the “Written Consent”) to approve amendments to the Company’s equity compensation plans to permit an option exchange. The amendments permit the Company to offer a voluntary one-time exchange of certain underwater employee stock options for new restricted stock units (the “Exchange Offer”) to give eligible employees an opportunity to exchange certain underwater stock options for new restricted stock units (“RSUs”). The number of new RSUs will be determined using exchange ratios designed to result in the new RSUs having a fair value for accounting purposes comparable to the stock options that are exchanged. The Information Statement does not constitute an offer to holders of our outstanding stock options to exchange options. In no event will the exchange in the proposed Exchange Offer be completed, if at all, prior to the date that is forty days from the mailing of the Notice of Internet Availability of the Information Statement.
The proposed Exchange Offer has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the proposed Exchange Offer. Persons who are eligible to participate in the proposed Exchange Offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the proposed Exchange Offer.
The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC on the Company’s website at the “SEC Filings” tab on the “Investor Relations” page at www.clearwire.com.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.1	Clearwire Corporation’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on April 4, 2011 and incorporated herein by reference.

99.2	Email to eligible employees, dated April 4, 2011

2